April 24, 2025

Suk Yee Kwan
Chief Executive Officer
Happy City Holdings Ltd
30 Cecil Street
#19-08 Prudential Tower
Singapore

       Re: Happy City Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed April 14, 2025
           File No. 333-285856
Dear Suk Yee Kwan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed April 14, 2025
General

1. We note your amended disclosure that your restaurant in North Point District was closed due to "expiration of the lease agreement" and that you "opened a new flagship restaurant . . . in Kwun Tong that features both [of y]our brands." Please revise the
       "Our Operations" chart on page 74 and the "Facilities" chart on page 84 to prominently disclose that your previous location in North Point District is now closed.
       In light of these events, and given that the new restaurant combines two of your brands, please revise your prospectus to include any material risks related to this new location specifically, and whether you have acquired all necessary licenses and abided by all regulations relevant to the new restaurant's operations. In this regard, we note your statement on page 94 that you "have obtained all relevant licenses and
 April 24, 2025
Page 2

        certificates for [y]our existing operations in Hong Kong and that [you] complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with [y]our business and operations in all material respects during the year ended August 31, 2024 and 2023." The disclosure here should not be qualified by materiality. Please make appropriate revisions.
        Please direct any questions to Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-
7127.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:     Jason Ye